Exhibit 21.1

LIST OF SUBSIDIARIES OF APPLIED IMAGING CORP.

1.	Applied Imaging International, Limited (United Kingdom).

2.	Applied Imaging, Limited (Israel).

3.	Circulating Tumor Cells, Inc. d/b/a CTC, Inc. (Delaware).